                                   SUPPLEMENT
                            DATED DECEMBER 15, 1997
                                       TO
                          CASINO RESOURCE CORPORATION
                       PROSPECTUS DATED NOVEMBER 26, 1997

    The section of the Prospectus entitled, "Selling Shareholders," is amended to insert "Intercontinental Holding Co., Ltd." in lieu of "MIT Fund Management, Ltd." As amended, this section shall read in its entirety as follows:

                              SELLING SHAREHOLDERS

    The following table sets forth certain information with respect to each Selling Shareholder for whom the Company is registering shares of Common Stock for resale to the public. Except as indicated, no material relationships exist between any of the Selling Shareholders and the Company nor have any such material relationships existed within the past three years, except as set forth below.

    The sale of the Selling Shareholders' Common Stock may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Shareholders) in the over-the-counter market or in negotiated transactions, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed at market prices prevailing at the time of sale or at negotiated prices.

                                                                                  NUMBER
                                                                                    OF       PERCENTAGE
                                                                                 SHARES(1)   OF CLASS(2)
                                                                                -----------  -----------
The Gifford Fund, Ltd.(3).....................................................     626,250        *
GPS Fund, Ltd.(3).............................................................     383,750        *
Intercontinental Holding Co., Ltd.............................................       7,500        *
Joseph B. LaRocco.............................................................       7,500        *
John N. Ferrucci..............................................................      30,000        *
Alan R. Woinski...............................................................      20,000        *
Robert L. Finical.............................................................         500        *
                                                                                -----------
Total Shares to Register......................................................   1,075,500
                                                                                -----------
                                                                                -----------

------------------------

*   less than 1%.

(1) The share amounts set forth reflect shares owned prior to the Offering. For purposes hereof, unless otherwise noted, it is assumed that the Selling Shareholders will sell all the stock described in this table. However, there is no assurance that any of the Selling Shareholders will offer for sale or sell any or all of the Common Stock listed.

(2) Represents the percentage of the outstanding Common Stock owned before the Offering. As noted above, it is assumed that all of such stock will be sold by the Selling Shareholders, and as a result, each Selling Shareholder will hold 0% of the outstanding Common Stock after the Offering.

(3) This represents an estimate of the number of shares which may be obtained by the selling shareholder pursuant to the conversion terms of the respective convertible debentures of such selling shareholders.

    Selling Shareholders may effect such transactions by selling their Common Stock directly to purchasers, through broker/dealers acting as agents for the Selling Shareholders or to broker/dealers who may purchase Common Stock as principals and thereafter resell the Common Stock from time to time in the over-the-counter market, in negotiated transactions or otherwise. Such broker/dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers for whom such broker/dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker/dealer may exceed customary commissions).

    The Selling Shareholders and broker/dealers, if any, acting in connection with such sales might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them or any profit on the resale of the Common Stock might be deemed to be underwriting discounts and commissions under the Securities Act.